SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

São Paulo, May 30, 2013.

CVM – Comissão de Valores Mobiliários

Gerência de Acompanhamento de Empresas - 1

Sra. Nilza Maria Silva de Oliveira

Ref.: OFÍCIO/CVM/SEP/GEA-1/Nº 203/2013

Dear Sirs,

GAFISA S.A., (“Company” or “Gafisa”), a corporation enrolled with CNPJ/MF under No. 01.545.826/0001-07, hereby responds to the Ofício dated May 29, 2013, which requests clarification of “news published on this date on the website Valor Econômico, under the title “Decision about Alphaville is in the final round””. The Ofício requests that the Company confirm “if the news is true and, in case of confirmation of its truth, the Company shall clarify the reasons for that not being a material fact”.

As disclosed in the Material Fact dated as of September 10, 2012 and in the Notice to Market dated as of February 20, 2013, the Company has, since the date of the first Material Fact, been analyzing strategic options for the “Alphaville” business. For that purpose, the Company has engaged in discussions with market participants, including interested parties identified in the Valor news article. Notwithstanding these discussions, there is currently no definition in place that permits the Company to confirm which strategic option it will pursue, the financial consideration and the date that a potential agreement will be executed.

The market will be kept informed of any fact that permits the Company to confirm a strategic option and disclose the conditions of this chosen path.

Best regards,

GAFISA S.A.

André Bergstein

Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 4, 2013

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer